Exhibit 99.1

Oncolytics Biotech® Inc. Announces 2015 Third Quarter Results

CALGARY, Nov. 5, 2015 /CNW/ - Oncolytics Biotech® Inc. (TSX:ONC, OTCQX:ONCY) ("Oncolytics" or the "Company") today announced its financial results and operational highlights for the third quarter ended September 30, 2015.

"During the quarter, we announced exciting initial clinical data from our multiple myeloma study showing statistically significant increases in the production of caspase-3 and upregulation of PD-L1 along with an early objective response rate of 100%," said Dr. Brad Thompson, President and CEO of Oncolytics. "We also announced one and two-year survival data versus historical controls from our pancreatic (REO 017) cancer trial. This data is very often suggestive of broader immune system involvement which led us to file a US Phase 1b study in pancreatic adenocarcinoma; the first to examine REOLYSIN® in combination with the checkpoint inhibitor KEYTRUDA®."

Selected Highlights

Since July 1, 2015, selected highlights announced by the Company include:

Clinical Program

  A poster presentation at the 15th International Myeloma Workshop titled "Combination Carfilzomib and the Viral Oncolytic Agent REOLYSIN® in Patients with Relapsed Multiple Myeloma: A Pilot Study Investigating Viral Proliferation," highlighting data including 100% of patients (8 of 8) experiencing an objective response as measured by changes in blood monoclonal protein and significant increases in the production of caspase-3 (p=0.005) and upregulation of PD-L1 (p=0.005);
  An oral presentation at the International Association for the Study of Lung Cancer (IASLC) 16th World Conference on Lung Cancer titled "Oncolytic Reovirus in Combination with Paclitaxel/Carboplatin in NSCLC Patients with Ras Activated Malignancies, Long Term Results," covering updated results, including one- and two-year survival data, from the Company's REO 016 Phase 2 study in Non-Small Cell Lung Cancer (NSCLC);
  Presentation of final data from a single arm clinical study examining the use of REOLYSIN® in combination with gemcitabine in patients with advanced pancreatic cancer (REO 017), which showed an increase in median overall survival, as well as an approximate two-fold increase in one-year survival rates, and a five-fold increase in two-year survival rates when compared to gemcitabine therapy alone as seen in historical data;
  Completion of enrollment in two randomized Phase 2 studies sponsored and conducted by the NCIC Clinical Trials Group; IND 211 is a study of REOLYSIN® in combination with chemotherapy in patients with previously treated advanced or metastatic non-small cell lung cancer and IND 209 is a study of REOLYSIN® in combination with chemotherapy in patients with recurrent or metastatic castration resistant prostate cancer;
  Subsequent to quarter end, confirmation that, following submission to the U.S. Food and Drug Administration ("FDA") for review, the Investigational New Drug Application containing the protocol titled "A Phase Ib study of pembrolizumab (KEYTRUDA®) in combination with REOLYSIN® (pelareorep) and chemotherapy in patients with advanced pancreatic adenocarcinoma", the Company's first trial examining REOLYSIN in combination with a checkpoint inhibitor, was active; and

Financial

  At September 30, 2015 the Company reported $30.0 million in cash, cash equivalents and short-term investments. At November 5, 2015, the Company had approximately $28.7 million in cash, cash equivalents and short-term investments, which is expected to provide sufficient funds to support several small early-stage immunotherapy combination studies as well as both a run-in and a registration study in muscle invasive bladder cancer.

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	September 30,	December 31,
	2015	2014
	$	$
Assets
Current assets
Cash and cash equivalents	27,962,462	14,152,825
Short-term investments	2,060,977	2,031,685
Accounts receivable	53,040	191,751
Prepaid expenses	480,611	291,553
Total current assets	30,557,090	16,667,814

Non-current assets
Property and equipment	443,468	525,376
Total non-current assets	443,468	525,376

Total assets	31,000,558	17,193,190

Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	3,276,279	3,373,997
Total current liabilities	3,276,279	3,373,997

Shareholders' equity
Share capital
Authorized: unlimited
Issued:
September 30, 2015 – 117,981,672
December 31, 2014 - 93,512,494	261,229,719	237,657,056
Contributed surplus	26,029,865	25,848,429
Accumulated other comprehensive income	657,103	280,043
Accumulated deficit	(260,192,408)	(249,966,335)
Total shareholders' equity	27,724,279	13,819,193
Total liabilities and equity	31,000,558	17,193,190

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (unaudited)

	Three Month Period Ending September 30, 2015	Three Month Period Ending September 30, 2014	Nine Month Period Ending September 30, 2015	Nine Month Period Ending September 30, 2014
	$	$	$	$

Expenses
Research and development	1,704,784	3,571,939	6,601,877	11,305,328
Operating	1,176,023	1,105,274	3,780,812	3,706,343
Operating loss	(2,880,807)	(4,677,213)	(10,382,689)	(15,011,671)
Interest	52,756	39,937	153,313	178,177
Loss before income taxes	(2,828,051)	(4,637,276)	(10,229,376)	(14,833,494)
Income tax expense	4,074	668	3,303	(6,728)
Net loss	(2,823,977)	(4,636,608)	(10,226,073)	(14,840,222)
Other comprehensive income items that may be
reclassified to net loss

Translation adjustment	192,586	100,461	377,060	108,442

Net comprehensive loss	(2,631,391)	(4,536,147)	(9,849,013)	(14,731,780)
Basic and diluted loss per common share	(0.02)	(0.05)	(0.09)	(0.17)
Weighted average number of shares (basic and	117,963,979	88,592,863	110,757,811	86,786,937
diluted)

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	$	$	$	$	$	$
As at December 31, 2013	228,612,564	24,491,212	376,892	79,698	(231,347,000)	22,213,366

Net loss and other comprehensive income	—	—	—	108,442	(14,840,222)	(14,731,780)
Issued, pursuant to Share Purchase Agreement	6,427,899	—	—	—	—	6,427,899
Expired warrants	—	376,892	(376,892)	—	—	—
Share based compensation	—	870,423	—	—	—	870,423
As at September 30, 2014	235,040,463	25,738,527	—	188,140	(246,187,222)	14,779,908

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	$	$	$	$	$	$
As at December 31, 2014	237,657,056	25,848,429	—	280,043	(249,966,335	13,819,193

Net loss and other comprehensive income	—	—	—	377,060	(10,226,073)	(9,849,013)
Issued, pursuant to Share Purchase Agreement	4,305,396	—	—	—	—	4,305,396
Issued, pursuant to "At the Market"
Agreement	19,267,267	—	—	—	—	19,267,267
Share based compensation	—	181,436	—	—	—	181,436
As at September 30, 2015	261,229,719	26,029,865	—	657,103	(260,192,408)	27,724,279

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Three Month Period Ending September 30, 2015	Three Month Period Ending September 30, 2014	Nine Month Period Ending September 30, 2015	Nine Month Period Ending September 30, 2014
	$	$	$	$

Operating Activities
Net loss for the period	(2,823,977)	(4,636,608)	(10,226,073)	(14,840,222)
Amortization - property and equipment	44,761	39,904	134,743	118,073
Share based compensation	10,791	199,821	181,436	870,423
Unrealized foreign exchange loss (gain)	(182,131)	243,290	(485,653)	193,301
Net change in non-cash working capital	92,792	(261,622)	(327,690)	(2,701,103)
Cash used in operating activities	(2,857,764)	(4,415,215)	(10,723,237)	(16,359,528)
Investing Activities
Acquisition of property and equipment	(17,695)	(113,782)	(47,292)	(131,001)
Purchase of short-term investments	—	—	(29,292)	(30,041)
Cash used in investing activities	(17,695)	(113,782)	(76,584)	(161,042)
Financing Activities
Proceeds from Share Purchase Agreement	—	2,736,749	4,305,396	6,427,899
Proceeds from "At the Market" equity distribution
agreement	213,742	—	19,267,267	—
Cash provided by financing activities	213,742	2,736,749	23,572,663	6,427,899
Increase in cash	(2,661,717)	(1,792,248)	12,772,842	(10,092,671)
Cash and cash equivalents, beginning of period	30,018,217	16,880,730	14,152,825	25,220,328
Impact of foreign exchange on cash and cash
equivalents	605,962	(75,514)	1,036,795	(114,689)
Cash and cash equivalents, end of period	27,962,462	15,012,968	27,962,462	15,012,968

To view the Company's Fiscal 2015 Third Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's annual filings, which will be available on www.sedar.com and on www.oncolyticsbiotech.com/for-investors/financials.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2015 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 05-NOV-15